SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 57)

Aerojet Rocketdyne Holdings, Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

___________________007800105___________________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________March 9, 2021________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 007800105
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,860,968 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,860,968 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,860,968 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 2.40%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 007800105
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,780,226 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,967,126 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,967,126 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.82%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 007800105
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Teton Advisors, Inc. I.D. No. 13-4008049
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 679,556 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 679,556 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 679,556 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.87%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 007800105
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 23,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 23,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 23,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 007800105
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 44,923 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 44,923 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 44,923 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.06%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 007800105
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 4,800 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 4,800 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 4,800 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 007800105
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 10,600 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 10,600 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 10,600 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 007800105
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 20,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 20,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 20,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 007800105
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,800 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,800 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,800 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 007800105
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 57 to Schedule 13D on the Common Stock of Aerojet Rocketdyne Holdings, Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on November 30, 1988.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
              This statement is being filed by various entities which except for LICT Corporation (“LICT) and CIBL, Inc. (“CIBL”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds and as a registered broker-dealer.  Certain of these entities may also make investments for their own accounts. Mario J. Gabelli (“Mario Gabelli”) is deemed to directly or indirectly control these entities through his ownership interest.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli & Company Investment Advisers, Inc. (“GCIA”), Morgan Group Holding Co., (“MGH”), G.research, LLC (“G.research”), MJG Associates, Inc. (“MJG Associates”), Gabelli Securities International (Bermuda) Limited (“GSIL”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, LICT and CIBL.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research is a wholly owned subsidiary of MGH.  MGH in turn is controlled by GGCP through an 69% ownership interest.  G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Go Anywhere Trust, The Gabelli Media Mogul Fund, The Gabelli Pet Parents’ Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the “Funds”), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, TETON Westwood Intermediate Bond Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, MGH and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
               (a) The aggregate number of Securities to which this Schedule 13D relates is 5,616,773 shares, representing 7.23% of the 77,676,698 shares outstanding.  This latter number of shares is arrived at by adding the number of shares reported in the Issuer’s most recently filed Form 10-K for the fiscal year ended December 31, 2020 (77,530,542) to the number of shares (146,156) which would be receivable by the Reporting Persons if they were to convert all of the Issuer’s 2.25% Convertible Senior Notes held by them into common shares.  The 77,676,698 shares outstanding used to calculate the Reporting Persons 7.23% ownership assumes no other shareholder converts their senior notes to common. The Reporting Persons beneficially owned those Securities as follows:
Name	Shares of Common Stock	% of Class of Common	Shares of Common Plus Convertible Senior Notes Converted	% of Common Plus Convertible Senior Notes Converted
Gabelli Funds	1,726,351	2.23%	1,860,968	2.40%
GAMCO	2,967,126	3.83%	2,967,126	3.82%
Teton Advisors	669,940	0.86%	679,556	0.87%
GGCP	10,600	0.01%	10,600	0.01%
GCIA	43,000	0.06%	44,923	0.06%
MJG Associates	23,500	0.03%	23,500	0.03%
Foundation	4,800	0.01%	4,800	0.01%
Mario Gabelli	1,500	0.00%	1,500	0.00%
GBL	20,000	0.03%	20,000	0.03%
AC	3,800	0.00%	3,800	0.00%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 186,900 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 10, 2021

GGCP, INC.
MARIO J. GABELLI
GABELLI FOUNDATION, INC.
MJG ASSOCIATES, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

TETON ADVISORS, INC.
GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC
    Counsel-Teton Advisors, Inc.

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

Schedule I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Operating Partner
AE Industrial Partners, LP
2500 N. Military Trail, Suite 470
Boca Raton, FL 33431

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Kevin Handwerker Kieran Caterina	Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary Chief Accounting Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro Paul Swirbul Christopher Desmarais
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
David Goldman	Vice President, Corporate Development and General Counsel
Richard Walz	Chief Compliance Officer
Kieran Caterina	Chief Accounting Officer
John Ball	Senior Vice President, Fund Administration

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp
Elisa M. Wilson	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Marc Gabelli Vincent J. Amabile Stephen G. Bondi, CPA Aaron J. Feingold, M.D. Nicholas F. Galluccio Kevin M. Keeley John M. Tesoro, CPA
Executive Chairman

Founder- Amabile Partners

Chief Financial Officer – Mittleman Brothers, LLC

President and Founder – Raritan Bay Cardiology Group

Chief Executive Officer and President

President & Executive Chairman – Keeley Teton Advisors, LLC

Retired Partner – KPMG LLP

Officers:
Nicholas F. Galluccio Patrick B. Huvane, CPA, CFA Deanna B. Marotz	See above Chief Financial Officer Chief Compliance Officer

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman – Retired Broadridge Financial Solutions
Frederic V. Salerno	See above
Elisa M. Wilson	Director
Officers:
Mario J. Gabelli Douglas R. Jamieson Timothy H. Schott Kenneth D. Masiello Kevin Handwerker David Fitzgerald
Executive Chairman

President and Chief Executive Officer

Executive Vice President and Chief Financial Officer

Chief Accounting Officer

Executive Vice President, General Counsel and Secretary

Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson John Givissis Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Controller Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity	Office of the Chairman
Vincent Amabile	President
Bruce N. Alpert Bernard Frize Joseph Fernandez	Vice President Chief Compliance Officer Controller and Financial and Operations Principal

                                SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-AEROJET ROCKETDYNE HOLDINGS, INC.

ASSOCIATED CAPITAL GROUP, INC.
3/9/2021	-1,100	46.8053
3/8/2021	1,200	50.5880

GABELLI FUNDS, LLC.
GABELLI ABC FUND
3/8/2021	3,000	51.1000
3/2/2021	2,000	51.4500
1/29/2021	7,000	52.0000
1/12/2021	8,000	52.8395
GAMCO MERGER ARBITRAGE
3/8/2021	-70,600	51.0500
3/8/2021	-36	51.2400
3/5/2021	-6,218	51.8421
2/23/2021	2,500	51.7037
2/18/2021	-3,612	51.4778
2/18/2021	3,612	51.3045
1/29/2021	3,457	52.0800
1/22/2021	4,288	52.5050
GABELLI CAPITAL ASSET FUND
2/23/2021	-4,000	51.9643
2/17/2021	-3,000	52.1271
2/11/2021	-4,000	52.2733
2/8/2021	-4,000	52.5188
1/25/2021	-1,000	52.5101
1/19/2021	-474	52.7692
1/15/2021	-1,326	52.6036
GABELLI ASSET FUND
3/5/2021	-5,000	51.3124
3/4/2021	-1,700	51.7419
3/3/2021	-5,500	51.8934
3/1/2021	-5,000	51.9450
2/26/2021	-2,500	51.7560
2/25/2021	-6,000	51.6444
2/25/2021	-2,500	51.8000
2/23/2021	-5,000	52.1779
2/22/2021	-1,500	52.3746
2/19/2021	-1,500	51.9860
2/19/2021	-5,000	52.0730
2/16/2021	-6,000	52.3025
2/12/2021	-5,000	52.2634
2/10/2021	-12,000	52.3586
2/8/2021	-643	52.5900
2/5/2021	-2,357	52.9456
2/2/2021	-3,000	52.7500
2/1/2021	-7,000	52.4573
1/27/2021	-5,000	52.2046
1/26/2021	-5,000	52.5460
1/13/2021	-7,000	52.8681
1/12/2021	-8,000	52.8333
GDL FUND
2/11/2021	8,000	52.2000
1/25/2021	5,000	52.5166
1/14/2021	5,000	52.9742
GABELLI DIVIDEND & INCOME TRUST
3/5/2021	-10,000	51.3124
3/1/2021	-5,000	51.9450
2/26/2021	-5,000	51.7560
2/25/2021	-5,000	51.8000
2/24/2021	-5,000	51.6961
2/24/2021	-5,000	51.8250
2/23/2021	-5,000	52.1779
2/19/2021	-10,000	51.8700
2/4/2021	-10,000	53.1094
1/26/2021	-5,000	52.4932
GABELLI EQUITY INCOME FUND
2/12/2021	-17,000	52.3557
2/10/2021	-8,000	52.3557
2/2/2021	-10,000	53.0467
2/1/2021	-5,000	52.4662
1/21/2021	-7,000	52.7980
1/19/2021	-526	52.7692
1/15/2021	-1,474	52.6036
1/13/2021	-1,000	52.8681
1/12/2021	-1,000	52.7880
1/11/2021	-2,000	52.6241
GABELLI EQUITY TRUST
3/3/2021	-4,825	51.8500
3/1/2021	-175	51.8500
2/19/2021	-4,000	52.1466
GABELLI GO ANYWHERE TRUST
2/25/2021	-1,500	51.6243
2/22/2021	-900	52.3746
2/18/2021	-1,200	51.5715
2/18/2021	-900	51.7200
2/8/2021	4,000	52.5116
1/28/2021	4,000	52.0500
1/22/2021	1,000	52.6225
1/14/2021	3,000	52.9742
GABELLI GLOBAL SMALL & MID CAP VALUE TRUST
2/18/2021	-700	51.5715
2/8/2021	6,000	52.5200
1/25/2021	4,000	52.5015
1/22/2021	2,000	52.6188
1/21/2021	3,000	52.7907
1/14/2021	1,500	52.9742
GABELLI SMALL CAP GROWTH FUND
3/8/2021	-2,000	51.1300
3/3/2021	-5,000	51.9100
2/26/2021	-7,000	51.6757
2/24/2021	-11,000	51.7385
2/22/2021	-4,000	52.5466
2/19/2021	-3,000	51.9732
2/10/2021	-8,000	52.3060
2/2/2021	-2,000	52.7400
2/1/2021	-5,000	52.5066
1/29/2021	-5,000	52.2624
1/27/2021	-5,000	52.2008
1/26/2021	-13,000	52.5460
1/25/2021	-12,000	52.5101
1/21/2021	-13,000	52.7980
1/20/2021	-12,000	52.8016
1/19/2021	-10,000	52.7692
1/14/2021	-5,000	52.8755
1/13/2021	-5,000	52.9102
1/12/2021	-15,000	52.8333
GABELLI VALUE 25 FUND
3/5/2021	-6,000	51.1089
2/18/2021	-1,500	51.8080
2/5/2021	-897	52.8027
1/28/2021	-10,000	52.2499
1/26/2021	-1,603	52.6100
1/11/2021	-3,000	52.6555
GABELLI VALUE PLUS+ TRUST
3/4/2021	-800	51.8500
2/18/2021	-1,200	51.5715
2/8/2021	6,000	52.5308
2/5/2021	5,000	52.8051
1/29/2021	5,000	52.0000
1/27/2021	7,000	52.2057
1/26/2021	4,000	52.5667
1/25/2021	4,000	52.5173
1/20/2021	5,000	52.8900
1/19/2021	10,000	52.7829
1/13/2021	10,000	52.9110

TETON ADVISORS, INC.
3/9/2021	-3,000	46.5149
3/9/2021	-12,000	46.8064
3/9/2021	-1,000	46.8900
3/8/2021	-2,000	51.1091
3/5/2021	-1,000	50.9600
3/5/2021	-5,000	50.9810
3/5/2021	-5,000	51.1037
3/4/2021	-5,000	51.3561
3/2/2021	-1,000	51.6314
3/1/2021	-1,000	51.9313
2/25/2021	-2,000	51.7420
2/24/2021	-2,700	51.5500
2/24/2021	-5,000	51.6177
2/23/2021	-2,000	52.0050
2/12/2021	-8,000	52.3557
2/10/2021	-4,900	52.3557
2/9/2021	-100	52.4900
2/5/2021	-5,000	52.9538
2/4/2021	-5,000	53.2085
2/3/2021	-5,000	52.8362
2/3/2021	-5,000	52.8362
2/2/2021	-10,000	52.9658
2/1/2021	-4,000	52.3956
1/29/2021	-6,000	52.4000
1/27/2021	-6,000	52.2008
1/22/2021	-4,000	52.5585

GABELLI & COMPANY INVESTMENT ADVISERS, INC.
3/9/2021	-1,000	46.5810
1/26/2021	1,000	52.6000
GABELLI ASSOCIATES FUND
3/9/2021	-10,500	46.8053
3/8/2021	14,400	50.5880
1/29/2021	1,100	52.0800
1/22/2021	1,500	52.5050
GABELLI ASSOCIATES FUND II
3/9/2021	-3,400	46.8053
3/8/2021	4,400	50.5880
2/18/2021	-200	51.4778
2/18/2021	200	51.3045
1/29/2021	100	52.0800
1/22/2021	700	52.5050
GABELLI ASSOCIATES LIMITED
3/8/2021	-20,400	51.0500
3/5/2021	-17,700	50.9500
2/18/2021	-700	51.4778
2/18/2021	700	51.3045
1/29/2021	1,600	52.0800
1/22/2021	1,900	52.5050
GABELLI ASSOCIATES LIMITED II E
3/8/2021	-8,200	51.0500
3/5/2021	-7,300	50.9500
2/18/2021	-300	51.4778
2/18/2021	300	51.3045
1/29/2021	600	52.0800
1/22/2021	800	52.5050

GAMCO ASSET MANAGEMENT INC.
3/9/2021	-950	46.5926
3/9/2021	-10,950	46.6699
3/9/2021	-2,600	46.8310
3/9/2021	-500	46.8605
3/9/2021	-100	46.8700
3/9/2021	-15,500	46.8756
3/9/2021	-900	46.8900
3/9/2021	-1,200	46.8909
3/9/2021	-14,820	46.8919
3/9/2021	-2,050	46.9051
3/9/2021	-5,500	46.9343
3/8/2021	-2,500	50.9229
3/8/2021	-5,000	50.9527
3/8/2021	-1,100	51.0658
3/8/2021	-4,000	51.1550
3/8/2021	200	51.1100
3/5/2021	-300	51.7500
3/5/2021	-411	51.8421
3/4/2021	-150	51.6070
3/4/2021	-10,000	51.6385
3/4/2021	-400	51.6400
3/4/2021	-300	51.7072
3/4/2021	-3,400	51.7280
3/4/2021	-550	51.8139
3/4/2021	-900	51.9000
3/4/2021	-300	51.9128
3/4/2021	-675	51.9200
3/4/2021	-300	51.9300
3/3/2021	-1,500	51.8811
3/3/2021	-18,494	51.8903
3/3/2021	-11,532	51.8930
3/3/2021	-5,000	51.9000
3/3/2021	-500	51.9220
3/3/2021	-7,274	51.9452
3/3/2021	-11,100	51.9546
3/3/2021	-400	51.9625
3/3/2021	-1,000	51.9804
3/3/2021	-1,500	51.9907
3/3/2021	-900	52.0049
3/2/2021	-800	51.4800
3/2/2021	-300	51.4900
3/2/2021	-3,300	51.5582
3/2/2021	-350	51.5700
3/2/2021	-600	51.5722
3/2/2021	-14,206	51.5959
3/2/2021	-28	51.5611
3/2/2021	50	51.5886
3/1/2021	-300	51.8100
3/1/2021	-150	51.9000
3/1/2021	-7,625	51.9022
3/1/2021	-4,800	51.9141
2/26/2021	200	*DI
2/25/2021	-500	51.5016
2/25/2021	-500	51.5819
2/25/2021	-1,060	51.6112
2/25/2021	300	51.7800
2/25/2021	33	51.6400
2/25/2021	-5,000	51.6243
2/24/2021	-1,600	51.6773
2/24/2021	-4,000	51.6969
2/23/2021	-1,300	51.7022
2/23/2021	-1,026	51.7177
2/23/2021	-200	51.7200
2/23/2021	-7,231	51.7536
2/23/2021	-800	51.9220
2/23/2021	-800	51.9600
2/23/2021	-7,500	51.9796
2/23/2021	-2,000	51.9894
2/23/2021	-200	52.0100
2/23/2021	-465	52.1035
2/23/2021	-500	52.1300
2/23/2021	-500	52.1346
2/22/2021	1,000	52.3739
2/22/2021	-1,500	52.3007
2/22/2021	-3,500	52.3739
2/22/2021	-2,000	52.4034
2/19/2021	-5,950	52.1616
2/18/2021	-700	51.0950
2/18/2021	-188	51.4778
2/18/2021	-5,000	51.4891
2/18/2021	-6,100	51.4904
2/18/2021	500	50.8800
2/18/2021	188	51.3045
2/18/2021	67	51.9685
2/17/2021	-400	52.0600
2/17/2021	-400	52.2500
2/16/2021	-400	52.2373
2/16/2021	-4,400	52.3148
2/12/2021	-500	52.3290
2/12/2021	-1,000	52.3390
2/11/2021	-100	52.1600
2/11/2021	-150	52.2000
2/11/2021	-25	*DO
2/10/2021	-10,000	52.3495
2/10/2021	37	52.3600
2/10/2021	146	52.3750
2/9/2021	-6,000	52.5980
2/9/2021	38	52.6100
2/8/2021	-2,600	*DO
2/8/2021	-600	52.3650
2/8/2021	-400	52.6801
2/8/2021	8,000	52.4522
2/8/2021	2,000	52.4998
2/8/2021	8,600	52.6086
2/5/2021	4,000	52.8366
2/5/2021	2,000	52.9597
2/4/2021	300	53.2187
2/4/2021	1,700	53.2743
2/4/2021	-13	53.0085
2/4/2021	18	53.0683
2/3/2021	-300	52.6800
2/3/2021	1,000	52.7522
2/3/2021	5,400	52.8229
2/3/2021	-300	52.6800
2/3/2021	1,000	52.7522
2/3/2021	5,400	52.8229
2/2/2021	-300	52.9533
2/2/2021	1,600	52.9076
2/1/2021	-300	52.3200
2/1/2021	-12,000	52.4101
2/1/2021	-1,000	52.5900
2/1/2021	800	52.5000
2/1/2021	48	*DI
2/1/2021	-12	52.3108
2/1/2021	-26	52.3996
2/1/2021	-3,000	52.3734
1/29/2021	-10,900	52.0998
1/29/2021	-4,000	52.1847
1/29/2021	4,000	52.0500
1/29/2021	643	52.0800
1/29/2021	10,000	52.1371
1/29/2021	300	52.2967
1/29/2021	2,000	52.3185
1/29/2021	-100	*DO
1/29/2021	-100	*DO
1/28/2021	-1,000	52.2400
1/28/2021	-200	52.2627
1/28/2021	-700	52.2729
1/28/2021	400	52.2900
1/28/2021	-720	*DO
1/28/2021	-7,530	*DO
1/28/2021	-1,250	*DO
1/27/2021	-6,200	52.2107
1/27/2021	-2,300	52.2120
1/27/2021	2,000	52.2577
1/27/2021	1,200	52.3500
1/26/2021	-940	52.5223
1/26/2021	3,000	52.5605
1/26/2021	-3,250	*DO
1/25/2021	-200	52.5100
1/25/2021	500	52.6800
1/25/2021	1,100	52.7268
1/22/2021	-4,000	52.5955
1/22/2021	-200	52.6100
1/22/2021	812	52.5050
1/22/2021	76	*DI
1/22/2021	19	52.5900
1/21/2021	-1,000	*DO
1/21/2021	-500	52.7713
1/21/2021	-800	52.7813
1/21/2021	2,000	52.7962
1/21/2021	-5	52.7680
1/21/2021	-15	52.7687
1/21/2021	-3	52.7700
1/20/2021	-1,700	52.8418
1/20/2021	-2,000	52.9822
1/19/2021	-400	52.7000
1/19/2021	-1,200	52.7900
1/19/2021	1,500	52.7499
1/19/2021	-2,000	52.7999
1/15/2021	-200	52.5550
1/15/2021	-700	52.6639
1/15/2021	1,000	52.6600
1/15/2021	67	52.6900
1/14/2021	-1,100	52.9400
1/14/2021	-6,000	52.8755
1/13/2021	-1,000	52.9100
1/13/2021	900	52.9100
1/13/2021	-5	52.9080
1/13/2021	-17	52.9094
1/13/2021	-29	52.9097
1/13/2021	19	52.8953
1/13/2021	19	52.8984
1/13/2021	378	52.9000
1/12/2021	1,500	52.6700
1/12/2021	-4,000	52.8094
1/11/2021	-700	52.5307
1/11/2021	-100	52.6100
1/11/2021	19	52.8084

GAMCO INVESTORS, INC.
3/1/2021	20,000	51.9108

MJG ASSOCIATES, INC.
2/8/2021	2,000	52.8000
1/19/2021	10,000	52.7791
1/6/2021	4,000	52.5588
GABELLI INTERNATIONAL LIMITED
2/8/2021	2,000	52.5078
2/3/2021	1,500	52.8600
2/3/2021	1,500	52.8600
1/19/2021	1,500	52.7791

MARIO J. GABELLI
2/18/2021	-300	51.2500
2/2/2021	-700	52.7500

GABELLI FOUNDATION, INC.
2/22/2021	-600	52.5500
2/18/2021	-600	51.0951
2/2/2021	-1,000	52.9720
1/13/2021	2,000	52.9224

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.